

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Zhou Jun
Chief Financial Officer
Farmmi, Inc.
Fl 1, Building No. 1
888 Tianning Street
Liandu District
Lishui, Zhejiang Province People's Republic of China 323000

**Re: Farmmi, Inc.**
    **Form F-1**
    **Filed April 20, 2021**
    **File No. 333-255387**

Dear Mr. Jun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing